UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

   Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

                         For the month of November, 2005

                              STRATA OIL & GAS INC.
                   ------------------------------------------
                               (Registrant's Name)

                          918 16th Avenue NW, Suite 408
                        Calgary, Alberta, Canada, T2M O3K
                  --------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]            Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________________


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Private Placement

On November 15, 2005, Strata Oil & Gas Inc., a Canadian corporation (the "Company") closed a private placement of 140,000 units at USD $1.50 per unit for a total offering price of $210,000. The units were offered by the Company pursuant to an exemption from registration under Regulation S promulgated under the Securities Act of 1933, as amended. Each unit consists of the following: (a) one share of the common stock, no par value, of the Company (the "Common Stock"); (b) one Class A Warrant exercisable for one share of Common Stock at an exercise price of USD $1.75 for a period of four years commencing on November 15, 2006; and (c) one Class B Warrant exercisable for one share of Common Stock at an exercise price of USD $2.00 for a period of three years commencing on November 15, 2007. The Company has the right to accelerate the exercise date or reduce the exercise price of the Class A and Class B Warrants. The units were purchased by two non-US investors.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                                 STRATA OIL & GAS INC.

                                                 By: /s/ Manny Dhinsa
                                                 Name:    Manny Dhinsa
                                                 Title:   President

Date:    November 15, 2005